John Reynolds and Pamela Howell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
China Du Kang Co., Ltd.
Amendment No. 8 to Form 10
Filed October 4, 2011
File No. 000-53833
Amendment No. 1 to Form 10-K For Fiscal Year Ended
December 31, 2010
Amended September 30, 2011

Dear Mr. Reynolds and Ms Howell:

Based upon the Staff’s review of the above-referenced Form 10-12g, Amendment 8 and Amendment No. 1 to Forms 10-K of China Du Kang Co., Ltd., a Nevada corporation (the “Company”), the Commission issued a comment letter dated October 24, 2011. The following consists of the Company’s responses to the Staff’s comments in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. The Company will amend the above-referenced Form 10 and other Forms 10-K and related Forms 10-Q, as applicable; to conform to the amendments made prior amended Form 10 and any subsequent amendment to the originally filed Registration Statement.

Form 10/A, Filed October 4, 2011
General

1.
The Form 10 should present the information as of the date filed.  To the extent you update information, as you have in the MD&A and Related Parties Sections, you should not remove the information for prior periods.  Please add back the prior period information that was included in the initial Form 10.

Response: We respectfully note your comment and we believed that we have added back all the prior period information that was included in the initial Form 10. Please provide specific indication if there are any additional information that is omitted by the Company.

Item 7 Certain Relationships and related Transactions, and Director Independence, page 36

2.
We partially reissue comment three from our letter dated April 29, 2011.  Please provide the disclosure required by Item 404(d) of Regulation S-K for your transactions with related parties, including your sales to related parties.  In addition, please revise this section to discuss the loans provided to third parties, in addition to the discussion already included of the loans from third parties.  In addition, we note your statement in Note 13 on page 80 that the prices charged for sales to related parties is different from the prices used in sales to third parties.  In this regard we note that related party sales constituted $672,220 of your $1,213,073 in revenues for the six months ended June 30, 2011.  Please revise to address this in qualitative and quantitative terms both here and elsewhere as appropriate or advise why such disclosure is unnecessary.

Response: We respectfully note your comment and the Company has revised the disclosure in the Business section to the Form 10 Amendment #9 and the related amended Forms 10K and 10Q, to discuss the loans provided to third parties and related party sales. In addition, we have included additional disclosure in the MD&A section to address the sales to related parties in qualitative and quantitative terms

Exhibits

3.
We note your response to prior comment five from our letter dated April 29, 2011. However, you do not appear to have provided a revised exhibit index.  Please amend your Form 10 to provide an index listing the exhibits filed pursuant to Item 601 of Regulation S-K.

Response: We respectfully note your comment and the Company have provided the exhibits index pursuant to Item 601 of Regulation S-K with Form 10 Amendment #9.

4.	Please file exhibits 10.45 and 10.56 in their entirety.

Response: We respectfully note your comment and the Company believe the exhibits 10.45 and 10.56 (as indicated above) have been filed in their entirety to the Form 10 previously filed. We have revised the Exhibits Index and its corresponding references to correct any error or duplication of the exhibits which created confusion to the SEC staffs.

Signatures

5.	Please provide the required signature.

Response: We respectfully note your comment and the Company have included the signatures as required by the Form with the amended report.

Form 10-K/A for Fiscal Year Ended December 31, 2010

6.
We note your response to comment 10 in our letter dated April 29, 2011 and we reissue our comment.  It continues to appear that you have combined your assessment of disclosure controls and procedures with your report on internal control over financial reporting.  Please note that these are separate assessments and disclosures under Item 307 and 308 accordingly.  With regard to your Item 308 disclosure, please further amend your Form 10-K/A to provide the following information:

-	A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the company;
-
A statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting as required by paragraph (c) of Rule 13a-15 or Rule 15d-15 under the Exchange Act; and

-
Management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management. Your current disclosure discusses “deficiencies” but does not state that these deficiencies are material weaknesses. Please note that management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses in the company's internal control over financial reporting.

Response: We respectfully note your comment and the Company has revised and separated the disclosure as indicated in the comment for this Section to the Forms 10K, as applicable, to provide the disclosures on the effectiveness of DC&P as of December 31, 2010 and 2009, and the report on internal control over financial reporting in determining the effectiveness of the Company’s DC&P as of December 31, 2010 and 2009, pursuant to Item 307 and 308 of Regulation S-K.

7.
We note your response to comment 11 in our letter dated April 29, 2011 and we reissue our comment.  As noted above, your Item 307 and 308 disclosures have separate disclosure requirements and should be addressed and complied with separately.  With regard to your Item 307 disclosure, please revise your disclosure to address the following:

-	Your current disclosure states that your “internal controls and procedures” are not effective. Item 307 requires you to assess the effectiveness of “disclosure” controls and procedures;”
-
You currently disclose an incomplete definition of disclosure controls and procedures.  Please revise your disclosure to be consistent with the definition set forth in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act; and

-	Please clarify the date at which you assessed your disclosure controls and procedures which should be as of the end of the period covered by the report.

Response: We respectfully note your comment and the Company has revised the disclosure as indicated in the comment for this Section to the Forms 10K and 10Q, as applicable, to provide the disclosures on the effectiveness of DC&P as of December 31, 2010 and 2009, and the report on internal control over financial reporting in determining the effectiveness of the Company’s DC&P as of December 31, 2010 and 2009, pursuant to Item 307of Regulation S-K.

Exhibits

8.	Please provide an exhibits index.

Response: We respectfully note your comment and the Company have included an exhibits index with the amended report which was accidentally dropped during Edgarizing process.

Exhibits 31 and 32

9.
We note your response to comment 13 in our letter dated April 29, 2011 and we reissue our comment.  Revise your officer’s certifications at exhibits 31.1, 31. 2, 32.1 and 32.2 to ensure that you have stated the correct period for which the certification relates. In this regard, you refer to the quarterly period in your certifications filed as exhibits to your Form 10-K/A. Please revise to ensure that this appropriately states state that each officer has reviewed the annual report.

Response: We respectfully note your comment and the Company has included Rule 13a-14(a)/15d-14(a) and Section 1350 certifications within Exhibits 31and 32 with the amended report and made revision as deemed appropriate.

Signatures

10.	Please amend your Form 10-K to provide the signatures required by the Form.

Response: We respectfully note your comment and the Company have included the signatures as required by the Form with the amended report which was accidentally dropped during Edgarizing process.

11.
We reissue prior comment 14.  Please amend your Form 10-K to comply with all applicable comments.  In this respect your reference to “the effectiveness of the Registration Statement [on] Form 10” is unclear as the Form 10 is effective automatically 60 days after filing.

Response: We respectfully note your comment. The Company will amend its Forms 10-K and Forms 10-Q, as applicable, to conform to the amendments made in referenced in this letter and any subsequent amendment to the originally filed Registration Statement upon filling the Registration Statement Form 10 Amendment #9.

Form 10-K for Fiscal Year Ended December 31, 2009

12.	We reissue prior comment six from our letter dated April 29, 2011. Please amend your Form 10-K to comply with all applicable comments.

Response: We respectfully note your comment. The Company will amend its Forms 10-K for Fiscal Year Ended December 31, 2009, to conform to the amendments made in referenced in this letter and any subsequent amendment to the originally filed Registration Statement upon filling the Registration Statement Form 10 Amendment #9.

13.	We reissue comment seven of our April 29, 2011 letter. Please include the signature of your principal accounting officer. Please refer to Instruction D(2) to Form 10-K.

Response: We respectfully note your comment and the Company have included the signature of the Company’s principal accounting officer with the amended report which was accidentally dropped during Edgarizing process.